SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 1)

Kala Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483119103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #483119103

1	NAME OF REPORTING PERSONS Polaris Venture Partners V, L.P. (“PVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

577,632 shares, of which (a) 545,468 shares are Common Stock and (b) 32,164 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, and (iii) Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

577,632 shares, of which (a) 545,468 shares are Common Stock and (b) 32,164 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,632 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%(1)
12	TYPE OF REPORTING PERSON PN

(1)

Based on 34,575,923 shares of Common Stock, calculated as follows: (i) 34,543,759 shares of Common Stock outstanding as of November 4, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the United States Securities and Exchange Commission on November 7, 2019 (the “Form 10-Q”), plus (ii) 32,164 shares of Common Stock underlying warrants held by PVP V which are exercisable within 60 days of the date hereof.

CUSIP #483119103

1	NAME OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

11,253 shares, of which (a) 10,627 shares are Common Stock and (b) 626 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

11,253 shares, of which (a) 10,627 shares are Common Stock and (b) 626 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,253 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%(1)
12	TYPE OF REPORTING PERSON PN

(1)

Based on 34,544,385 shares of Common Stock, calculated as follows: (i) 34,543,759 shares of Common Stock outstanding as of November 4, 2019, as reported on the Issuer’s Form 10-Q, plus (ii) 626 shares of Common Stock underlying warrants held by PVPE V which are exercisable within 60 days of the date hereof.

CUSIP #483119103

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

3,957 shares, of which (a) 3,737 shares are Common Stock and (b) 220 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

3,957 shares, of which (a) 3,737 shares are Common Stock and (b) 220 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,957 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%(1)
12	TYPE OF REPORTING PERSON PN

(1)

Based on 34,543,979 shares of Common Stock, calculated as follows: (i) 34,543,759 shares of Common Stock outstanding as of November 4, 2019, as reported on the Issuer’s Form 10-Q, plus (ii) 220 shares of Common Stock underlying warrants held by PVPFF V which are exercisable within 60 days of the date hereof.

CUSIP #483119103

1	NAME OF REPORTING PERSONS Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

5,778 shares, of which (a) 5,457 shares are Common Stock and (b) 321 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

5,778 shares, of which (a) 5,457 shares are Common Stock and (b) 321 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%(1)
12	TYPE OF REPORTING PERSON PN

(1)

Based on 34,544,080 shares of Common Stock, calculated as follows: (i) 34,543,759 shares of Common Stock outstanding as of November 4, 2019, as reported on the Issuer’s Form 10-Q, plus (ii) 321 shares of Common Stock underlying warrants held by PVPSFF V which are exercisable within 60 days of the date hereof.

CUSIP #483119103

1	NAME OF REPORTING PERSONS Polaris Venture Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

598,620 shares, of which (A) (i) 545,468 shares are Common Stock and (ii) 32,164 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVP V, (B) (i) 10,627 shares are Common Stock and (ii) 626 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPE V, (C) (i) 3,737 shares are Common Stock and (ii) 220 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPFF V, and (D) (i) 5,457 shares are Common Stock and (ii) 321 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPSFF V, except that (i) Flint, a managing member of PVM V (which is general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, and (ii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

598,620 shares, of which (A) (i) 545,468 shares are Common Stock and (ii) 32,164 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVP V, (B) (i) 10,627 shares are Common Stock and (ii) 626 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPE V, (C) (i) 3,737 shares are Common Stock and (ii) 220 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPFF V, and (D) (i) 5,457 shares are Common Stock and (ii) 321 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPSFF V, except that (i) Flint, a managing member of PVM V (which is general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V and may be deemed to have sole power to dispose of these shares), may be deemed to have shared power to dispose of these shares, and (ii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,620 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%(1)
12	TYPE OF REPORTING PERSON OO

(1)

Based on 34,577,090 shares of Common Stock, calculated as follows: (i) 34,543,759 shares of Common Stock outstanding as of November 4, 2019, as reported on the Issuer’s Form 10-Q, plus (ii) 32,164 shares of Common Stock underlying warrants held by PVP V which are exercisable within 60 days of the date hereof, plus (iii) 626 shares of Common Stock underlying warrants held by PVPE V which are exercisable within 60 days of the date hereof, plus (iv) 220 shares of Common Stock underlying warrants held by PVPFF V which are exercisable within 60 days of the date hereof, plus (v) 321 shares of Common Stock underlying warrants held by PVPSFF V which are exercisable within 60 days of the date hereof.

CUSIP #483119103

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

598,620 shares, of which (A) (i) 545,468 shares are Common Stock and (ii) 32,164 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVP V, (B) (i) 10,627 shares are Common Stock and (ii) 626 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPE V, (C) (i) 3,737 shares are Common Stock and (ii) 220 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPFF V, and (D) (i) 5,457 shares are Common Stock and (ii) 321 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

598,620 shares, of which (A) (i) 545,468 shares are Common Stock and (ii) 32,164 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVP V, (B) (i) 10,627 shares are Common Stock and (ii) 626 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPE V, (C) (i) 3,737 shares are Common Stock and (ii) 220 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPFF V, and (D) (i) 5,457 shares are Common Stock and (ii) 321 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,620 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%(1)
12	TYPE OF REPORTING PERSON IN

(1)

Based on 34,577,090 shares of Common Stock, calculated as follows: (i) 34,543,759 shares of Common Stock outstanding as of November 4, 2019, as reported on the Issuer’s Form 10-Q, plus (ii) 32,164 shares of Common Stock underlying warrants held by PVP V which are exercisable within 60 days of the date hereof, plus (iii) 626 shares of Common Stock underlying warrants held by PVPE V which are exercisable within 60 days of the date hereof, plus (iv) 220 shares of Common Stock underlying warrants held by PVPFF V which are exercisable within 60 days of the date hereof, plus (v) 321 shares of Common Stock underlying warrants held by PVPSFF V which are exercisable within 60 days of the date hereof.

CUSIP #483119103

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

598,620 shares, of which (A) (i) 545,468 shares are Common Stock and (ii) 32,164 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVP V, (B) (i) 10,627 shares are Common Stock and (ii) 626 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPE V, (C) (i) 3,737 shares are Common Stock and (ii) 220 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPFF V, and (D) (i) 5,457 shares are Common Stock and (ii) 321 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

598,620 shares, of which (A) (i) 545,468 shares are Common Stock and (ii) 32,164 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVP V, (B) (i) 10,627 shares are Common Stock and (ii) 626 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPE V, (C) (i) 3,737 shares are Common Stock and (ii) 220 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPFF V, and (D) (i) 5,457 shares are Common Stock and (ii) 321 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of the date hereof directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,620 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%(1)
12	TYPE OF REPORTING PERSON IN

(1)

Based on 34,577,090 shares of Common Stock, calculated as follows: (i) 34,543,759 shares of Common Stock outstanding as of November 4, 2019, as reported on the Issuer’s Form 10-Q, plus (ii) 32,164 shares of Common Stock underlying warrants held by PVP V which are exercisable within 60 days of the date hereof, plus (iii) 626 shares of Common Stock underlying warrants held by PVPE V which are exercisable within 60 days of the date hereof, plus (iv) 220 shares of Common Stock underlying warrants held by PVPFF V which are exercisable within 60 days of the date hereof, plus (v) 321 shares of Common Stock underlying warrants held by PVPSFF V which are exercisable within 60 days of the date hereof.

CUSIP #483119103

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 7, 2018 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Polaris Venture Partners V, L.P. (“PVP V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”), Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”), Polaris Venture Management Co. V, L.L.C. (“PVM V”), Jonathan A. Flint (“Flint”) and Terrance G. McGuire (“McGuire”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 1(B). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

490 Arsenal Way, Suite 120

Watertown, MA 02472

ITEM 4. OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2019:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnote on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☒

Material to be Filed as Exhibits.

Exhibit B – Agreement regarding filing of joint Schedule 13G.

CUSIP #483119103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

POLARIS VENTURE PARTNERS V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

CUSIP #483119103

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]